UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **October 6, 2004**

GENENTECH, INC.
(Exact name of Registrant as specified in its charter)

Delaware	**1-9813**	**94-2347624**
(State or other jurisdiction	(Commission	(I.R.S. Employer
of incorporation)	File Number)	Identification No.)

1 DNA Way
South San Francisco, California 94080-4990
(Address of principal executive offices and Zip Code)

Registrant's telephone number, including area code: **(650) 225-1000**

Not Applicable
(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

ITEM 8.01. OTHER EVENTS

On October 6, 2004, Genentech, Inc., a Delaware corporation, issued a press release announcing earnings for the quarter ended September 30, 2004. A copy of the earnings press release is filed as Exhibit 99.1 to this report.

The non-GAAP financial measures used within our earnings press release include net income and earnings per share (or EPS) for the three and nine months ended September 30, 2004 and 2003 and non-GAAP EPS for 2004. These non-GAAP financial measures exclude recurring charges related to the redemption of our callable putable common stock on June 30, 1999 (the "Redemption") and the effects of push-down accounting, litigation-related special items and the cumulative effect of a change in accounting principle related to our adoption of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," (or FIN 46), and their related tax effects.

The non-GAAP financial measures presented in the earnings press release are included because our management uses this information to monitor and evaluate Genentech's operating results and trends on an on-going basis. Our management believes the non-GAAP information is also useful for investors because the amounts relating to the Redemption and push-down accounting, the litigation-related special items and the cumulative effect of the accounting change related to our adoption of FIN 46 that are excluded were the result of transactions that are unusual due to their nature, size or infrequency. Consequently, excluding those items from our operating results provides users of the financial statements an important insight into our operating results and related trends that affect our business. In addition, our management uses non-GAAP financial information and measures internally for operating, budgeting and financial planning purposes.

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS

  (c)   Exhibits.

Exhibit No.
  99.1   Earnings Press Release of Genentech, Inc. dated October 6, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENENTECH, INC.

Date: October 6, 2004   /s/ARTHUR D. LEVINSON
Arthur D. Levinson, Ph.D.
Chairman and Chief Executive Officer

Date: October 6, 2004   /s/LOUIS J. LAVIGNE, JR.
Louis J. Lavigne, Jr.
Executive Vice President and
Chief Financial Officer

Date: October 6, 2004   /s/JOHN M. WHITING
John M. Whiting
Vice President, Controller and
Chief Accounting Officer

EXHIBIT INDEX

<u>**Exhibit No.**</u> <u>**Description**</u>

99.1   Earnings Press Release of Genentech, Inc. dated October 6, 2004.

EXHIBIT 99.1

 *NEWS RELEASE*

Media Contact: Debra Charlesworth   (650) 225-2742
                  Caroline Pecquet   (650) 467-7078

Investor Contact: Kathee Littrell   (650) 225-1034

http://www.gene.com

GENENTECH ANNOUNCES THIRD QUARTER 2004 RESULTS

-- Company Achieves One Billion in Quarterly Product Sales --

SOUTH SAN FRANCISCO, Calif. -- October 6, 2004 -- Genentech, Inc. (NYSE: DNA) today announced total product sales of $1.0 billion for the third quarter of 2004, a 54 percent increase over product sales of $654.9 million in the third quarter of 2003. Operating revenues increased by 47 percent from the third quarter of 2003 to $1.2 billion.

"We are very pleased with the strong results of the quarter, and, for the first time in our company history, we achieved $1 billion in quarterly product sales," said Arthur D. Levinson, Ph.D., Genentech's chairman and chief executive officer. "Our focus on science and sound execution of our strategy have allowed us to make substantial year-over-year increases in revenues and net income and stay on course with our corporate goals."

"We have maintained consistently strong performance across our product portfolio, and we are pleased with the sales of Avastin, which reached $183.0 million for the quarter. Xolair has also performed well, with sales of $53.9 million for the quarter and sales of $152.9 million in the first 12 months since its launch," said Myrtle Potter, president of Commercial Operations. "We are actively preparing for our next milestone with the anticipated launch of Tarceva, which is pending FDA approval."

For the three months ended September 30, 2004:

- Operating revenues increased 47 percent to $1.2 billion from $817.0 million in the third quarter of 2003. Total product sales increased 54 percent to $1.0 billion from $654.9 million in the third quarter of 2003.

- Non-GAAP net income increased 80 percent to $259.6 million from $143.9 million in the third quarter of 2003. GAAP net income increased 52 percent to $230.9 million from $152.0 million in the third quarter of 2003.

- Non-GAAP earnings per share increased 71 percent to $0.24 per share from $0.14 per share in the third quarter of 2003. GAAP earnings per share increased by 50 percent to $0.21 per share from $0.14 per share in the third quarter of 2003.

Note: Genentech's non-GAAP earnings per share and non-GAAP net income exclude recurring charges related to the 1999 Roche redemption of Genentech's stock, litigation-related special items, and the third quarter 2003 cumulative effect of the change in an accounting principle related to a synthetic lease. The differences in non-GAAP and GAAP numbers are reconciled in the tables below and on www.gene.com. All share and per share amounts reflect the May 2004 two-for-one split of Genentech common stock.

"Our current expectation for our 2004 non-GAAP EPS has now been increased and ranges between $0.80 and $0.83, compared to our prior range of $0.75 to $0.80 as provided during our second quarter earnings announcement," said Louis J. Lavigne, Jr., Genentech's executive vice president and chief financial officer.

Product Sales

For the three months ended September 30, 2004:

- Sales of marketed products increased 54 percent to $1,005.5 million from $654.9 million in the third quarter of 2003.
  - BioOncology sales were 74 percent of total product revenues, compared to 73 percent of total product revenues in the third quarter of 2003.

- Avastin™ (bevacizumab) realized sales of $183.0 million for the quarter.
- Rituxan® (Rituximab) sales increased by 18 percent to $437.7 million from $371.7 million in the third quarter of 2003.
    - Net U.S. sales were $393.0 million, an 11 percent increase from the third quarter of 2003.
    - Ex-U.S. sales were $44.7 million, compared to $18.1 million in the third quarter of 2003.
- Herceptin® (Trastuzumab) sales increased 17 percent to $126.0 million from $107.7 million in the third quarter of 2003.
- Xolair® (Omalizumab) sales were $53.9 million for the quarter, compared to $6.8 million in the third quarter of 2003, the quarter in which Xolair was launched. Xolair was launched on July 21, 2003.
- RAPTIVA® (efalizumab) sales were $18.0 million for the quarter.
- Sales of legacy products, including growth hormone, cardiovascular products and Pulmozyme® (dornase alfa, recombinant) Inhalation Solution, increased 12 percent to $186.9 million from $167.0 million in the third quarter of 2003.

Royalties

Royalties grew to $153.9 million compared to $116.5 million in the third quarter of 2003. The increase is primarily due to increased sales by licensees.

Contract Revenues

Contract revenues decreased slightly to $43.2 million compared to $45.6 million in the third quarter of 2003.

Total Costs and Expenses

Costs and expenses increased in the third quarter of 2004 in comparison to costs and expenses in the third quarter of 2003.

- Research and development (R&D) expenses were $234.1 million compared to $168.7 million in the third quarter of 2003. The increase is due to higher clinical trial and research program expenses. R&D expenses as a percentage of operating revenues were 19 percent compared to 21 percent in the third quarter of 2003.

- Cost of sales increased to $166.0 million from $115.7 million in the third quarter of 2003, primarily due to higher sales. Cost of sales as a percentage of product sales was 17 percent compared to 18 percent in the third quarter of 2003.

- Marketing, general and administrative (MG&A) expenses increased to $264.6 million compared to $209.8 million in the third quarter of 2003 due to the increase in launch and pre-launch expenses. MG&A expenses as a percentage of operating revenues decreased to 22 percent compared to 26 percent in the third quarter of 2003.

- Collaboration profit-sharing expenses in the third quarter of 2004 increased to $151.9 million compared to $119.7 million in the third quarter of 2003. The growth in these expenses is attributable to both Rituxan and Xolair sales growth.

Webcast:

Genentech will be offering a live webcast of a discussion by Genentech management of the earnings and other business results on Wednesday, October 6, 2004, at 2:15 p.m. Pacific Time (PT). The live webcast may be accessed on Genentech's website at http://www.gene.com. This webcast will also be available after the call via the website until 5:00 p.m. PT on October 20, 2004. An audio replay of the webcast will be available beginning at 5:15 p.m. PT on October 6, 2004 through 5:15 p.m. PT on October 13, 2004. Access numbers for this replay are: 1-800-642-1687 (U.S./Canada) and 1-706-645-9291 (international); conference ID number is 128648.

About Genentech:

Genentech is a leading biotechnology company that discovers, develops, manufactures and commercializes biotherapeutics for significant unmet medical needs. A considerable number of the currently approved biotechnology products originated from or are based on Genentech science. Genentech manufactures and commercializes multiple biotechnology products directly in the United States and licenses several additional products to other companies. The company has headquarters in South San Francisco, California and is traded on the New York Stock Exchange under the symbol DNA. For additional information about the company, please visit http://www.gene.com.

Genentech Business and Product Development
Events Since the Last Quarterly Release

MARKETED AND PIPELINE PRODUCT EVENTS

Oncology

Avastin: The National Surgical Adjuvant Breast and Bowel Project (NSABP) initiated the first adjuvant study with Avastin in colorectal cancer, evaluating Avastin plus chemotherapy in patients with high-risk, surgically treated disease.

Tarceva™ (erlotinib HCI): In August, Genentech and OSI Pharmaceuticals, Inc. announced that OSI completed the submission of a New Drug Application (NDA) with the U.S. Food and Drug Administration (FDA) for Tarceva as a monotherapy for the treatment of patients with advanced non-small cell lung cancer (NSCLC) for whom chemotherapy has failed. In September, the FDA accepted the NDA filing and granted priority review status. We anticipate FDA action by January 30, 2005.

In August, Roche submitted a Marketing Authorization Application to the European Health Authorities for Tarceva as a monotherapy for the treatment of patients with advanced NSCLC for whom chemotherapy has failed.

In September, Genentech, OSI Pharmaceuticals and Roche announced that preliminary results from a randomized Phase III clinical study of the investigational drug Tarceva in combination with gemcitabine chemotherapy for patients with locally advanced or metastatic pancreatic cancer indicated a 23.5 percent improvement in overall survival when compared to patients receiving gemcitabine plus placebo. Median and one-year survival in the Tarceva plus gemcitabine arm were 6.4 months and 24.0 percent respectively, compared to 5.9 months and 17.0 percent in the gemcitabine plus placebo arm.

Other Clinical Trial Developments: The Rituxan Phase III trial known as REFLEX completed enrollment during the third quarter of 2004. Enrollment was opened during the third quarter of 2004 for both the Phase I APO2L/Trail study in cancer and the Phase II study combining Avastin and Tarceva in NSCLC.

Immunology and Specialty Biotherapeutics

RAPTIVA: In late July, Genentech and XOMA Ltd. announced preliminary 30-month (120 weeks) results from an open-label study evaluating the safety and efficacy of long-term continuous treatment with RAPTIVA in adults with moderate-to-severe chronic plaque psoriasis. The study results were presented as a poster at the American Academy of Dermatology ACADEMY 2004 meeting in New York. The results of this study suggest that continuous, weekly dosing of RAPTIVA provided sustained clinical benefit over 2-1/2 years.

On September 23, Serono S.A. announced that it received European Commission Marketing Authorization for RAPTIVA for people with moderate-to-severe chronic plaque psoriasis for whom other systemic treatments or phototherapy have been inadequate or inappropriate.

Lucentis: The Phase III study, known as ANCHOR, which evaluates Lucentis for age-related macular degeneration, completed enrollment in the third quarter of 2004.

CORPORATE EVENTS

In August, Genentech announced that the FDA approved the supplemental Biologics License Application (sBLA) for the manufacturing of Avastin bulk drug substance at the company's Vacaville, Calif. facility. Avastin bulk drug substance will also continue to be manufactured at the company's South San Francisco facility.

In late September, Genentech and Wyeth Pharmaceuticals, a division of Wyeth, announced that the companies entered into a manufacturing agreement for Herceptin. Under the agreement, Wyeth Pharmaceuticals will manufacture Herceptin bulk drug substance for Genentech at Wyeth's production facility in Andover, Massachusetts.

On September 28, Genentech announced that its Board of Directors authorized the extension of its current stock repurchase program for the repurchase of up to an additional $1 billion of its common stock through December 31, 2005. The Board also amended the current repurchase plan by increasing the maximum number of shares that can be repurchased to 50 million from 25 million shares.

On October 4, Genentech announced it received a subpoena from the assistant U.S. Attorney's Office for the Eastern District of Pennsylvania, requesting documents related to the promotion of Rituxan, a prescription treatment for relapsed or refractory, low-grade or follicular, CD20 positive, B-cell non-Hodgkin's lymphoma.

The statements made in this press release relating to the potential launch of Tarceva and 2004 non-GAAP earnings per share (EPS) are forward-looking and actual results could differ materially. Among other things, the potential launch of Tarceva could be impacted by a number of factors, including manufacturing issues, discussions with the FDA, the need for additional clinical studies, FDA actions or delays, or the failure to receive FDA approval; and 2004 non-GAAP EPS could be impacted by all of the foregoing and by competition, pricing, new product approvals and launches, government reimbursement rates, the ability to supply product, product withdrawals, achieving sales revenue consistent with internal forecasts, unanticipated expenses such as litigation or legal settlement expenses or equity securities writedowns, costs of sales, R&D expenses, fluctuations in contract revenues and royalties, and fluctuations in tax and interest rates. Genentech disclaims any obligation and does not undertake to update or revise the forward-looking statements discussed in this press release.

# # #

GENENTECH, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

| | Three Months Ended September 30, | | | | | |
| | 2004 | | | 2003 | | |
	GAAP[1]	Difference	Non-GAAP[2]	GAAP[1]	Difference	Non-GAAP[2]
Revenues:						
Product sales	$ 1,005,511		$ 1,005,511	$ 654,948		$ 654,948
Royalties	153,942		153,942	116,535		116,535
Contract revenue	43,191		43,191	45,561		45,561
Total operating revenues	1,202,644		1,202,644	817,044		817,044
Costs and expenses:						
Cost of sales	165,990		165,990	115,673		115,673
Research and development	234,086		234,086	168,707		168,707
Marketing, general and administrative	264,648		264,648	209,860		209,860
Collaboration profit sharing	151,894		151,894	119,676		119,676
Recurring charges related to redemption	34,534	$ (34,534)[3]	-	38,586	$ (38,586)[3]	-
Special items: litigation-related	13,419	(13,419)[4]	-	(131,617)	131,617[4]	-
Total costs and expenses	864,571	(47,953)	816,618	520,885	93,031	613,916
Operating margin	338,073	47,953	386,026	296,159	(93,031)	203,128
Other income, net[5]	23,510	-	23,510	15,884	-	15,884
Income before taxes and cumulative effect of accounting change	361,583	47,953	409,536	312,043	(93,031)	219,012
Income tax provision	130,709	19,181	149,890	112,407	(37,316)	75,091
Income before cumulative effect of accounting change	230,874	28,772	259,646	199,636	(55,715)	143,921
Cumulative effect of accounting change, net of tax	-	-	-	(47,655)	47,655[6]	-
Net income	$ 230,874	$ 28,772	$ 259,646	$ 151,981	$ (8,060)	$ 143,921
Earnings per share:[7]						
Basic: Earnings before cumulative effect of accounting change	$ 0.22	$ 0.03	$ 0.25	$ 0.19	$ (0.05)	$ 0.14
Cumulative effect of accounting change, net of tax	-	-	-	(0.04)	0.04	-
Net earnings per share	$ 0.22	$ 0.03	$ 0.25	$ 0.15	$ (0.01)	$ 0.14
Diluted: Earnings before cumulative effect of accounting change	$ 0.21	$ 0.03	$ 0.24	$ 0.18	$ (0.04)	$ 0.14
Cumulative effect of accounting change, net of tax	-	-	-	(0.04)	0.04	-
Net earnings per share	$ 0.21	$ 0.03	$ 0.24	$ 0.14	$ -	$ 0.14
Weighted average shares used to compute earnings per share:[7]						
Basic	1,055,140		1,055,140	1,040,762		1,040,762
Diluted	1,077,093		1,077,093	1,065,572		1,065,572

_____

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).

(2) Non-GAAP amounts exclude litigation-related special items, recurring charges related to the 1999 redemption of Genentech's Special Common Stock, and the cumulative effect of a change in accounting principle related to our adoption of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," (or FIN 46), net of tax effects.

(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.

(4) Represents accrued interest and bond costs for Q3 2004 and 2003 related to the City of Hope trial judgment; and also includes amount received in Q3 2003 related to the Amgen patent litigation settlement.

(5) "Other income, net" includes realized gains and losses from the sale of certain biotechnology equity securities and write-downs for other-than-temporary declines in the fair value of certain biotechnology debt and equity securities. In addition, "other income, net" includes interest income and interest expense. For further detail, refer to our web site at www.gene.com.

(6) Amount represents the cumulative effect of the accounting change, net of tax, related to our adoption of FIN 46 in Q3 2003.

(7) All share and per share amounts reflect the May 2004 two-for-one stock split of our Common Stock.

2004 Reconciliation of GAAP and Non-GAAP EPS

Our 2004 GAAP EPS is not estimable at this time. The 2004 GAAP EPS would include recurring charges related to the 1999 redemption of our stock by Roche, which are estimated to be approximately $145 million on a pretax basis in 2004. In addition, the 2004 GAAP EPS would include litigation-related special charges for accrued interest and associated bond costs on the City of Hope judgment, which are estimated to be approximately $54 million on a pretax basis in 2004. The 2004 non-GAAP EPS estimate does not include the redemption related recurring charges and the litigation-related special charges or any other potential special charges related to existing or future litigation or its resolution, or changes in accounting principles, all of which may be significant.

GENENTECH, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)
(unaudited)

| | Nine Months Ended September 30, | | | | | |
| | **2004** | | | **2003** | | |
	GAAP[1]	Difference	Non-GAAP[2]	GAAP[1]	Difference	Non-GAAP[2]
Revenues:						
Product sales	$ 2,682,577		$ 2,682,577	$ 1,897,754		$ 1,897,754
Royalties	459,899		459,899	352,597		352,597
Contract revenue	163,381		163,381	116,078		116,078
Total operating revenues	3,305,857		3,305,857	2,366,429		2,366,429
Costs and expenses:						
Cost of sales	467,153		467,153	353,921		353,921
Research and development	637,317		637,317	506,343		506,343
Marketing, general and administrative	788,616		788,616	531,340		531,340
Collaboration profit sharing	423,546		423,546	323,530		323,530
Recurring charges related to redemption	110,952	$ (110,952)[3]	-	115,758	$ (115,758)[3]	-
Special items: litigation-related	40,276	(40,276)[4]	-	(105,008)	105,008[4]	-
Total costs and expenses	2,467,860	(151,228)	2,316,632	1,725,884	(10,750)	1,715,134
Operating margin	837,997	151,228	989,225	640,545	10,750	651,295
Other income, net[5]	61,274	-	61,274	72,456	-	72,456
Income before taxes and cumulative effect of accounting change	899,271	151,228	1,050,499	713,001	10,750	723,751
Income tax provision	321,040	60,491	381,531	229,549	4,196	233,745
Income before cumulative effect of accounting change	578,231	90,737	668,968	483,452	6,554	490,006
Cumulative effect of accounting change, net of tax	-	-	-	(47,655)	47,655[6]	-
Net income	$ 578,231	$ 90,737	$ 668,968	$ 435,797	$ 54,209	$ 490,006
Earnings per share:[7]						
Basic: Earnings before cumulative effect of accounting change	$ 0.55	$ 0.08	$ 0.63	$ 0.47	$ 0.01	$ 0.48
Cumulative effect of accounting change, net of tax	-	-	-	(0.05)	0.05	-
Net earnings per share	$ 0.55	$ 0.08	$ 0.63	$ 0.42	$ 0.06	$ 0.48
Diluted: Earnings before cumulative effect of accounting change	$ 0.53	$ 0.09	$ 0.62	$ 0.46	$ 0.01	$ 0.47
Cumulative effect of accounting change, net of tax	-	-	-	(0.05)	0.05	-
Net earnings per share	$ 0.53	$ 0.09	$ 0.62	$ 0.41	$ 0.06	$ 0.47
Weighted average shares used to compute earnings per share:[7]						
Basic	1,057,006		1,057,006	1,030,140		1,030,140
Diluted	1,082,081		1,082,081	1,051,649		1,051,649

_____

(1) Reflects operating results in accordance with U.S. generally accepted accounting principles (or GAAP).

(2) Non-GAAP amounts exclude litigation-related special items, recurring charges related to the 1999 redemption of Genentech's Special Common Stock, and the cumulative effect of a change in accounting principle related to our adoption of Financial Accounting Standards Board Interpretation No. 46, "Consolidation of Variable Interest Entities," (or FIN 46), net of tax effects.

(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.

(4) Represents accrued interest and bond costs for 2004 and 2003 related to the City of Hope trial judgment; and also includes amount received in Q3 2003 related to the Amgen patent litigation settlement.

(5) "Other income, net" includes realized gains and losses from the sale of certain biotechnology equity securities and write-downs for other-than-temporary declines in the fair value of certain biotechnology debt and equity securities. In addition, "other income, net" includes interest income and interest expense. For further detail, refer to our web site at www.gene.com.

(6) Amount represents the cumulative effect of the accounting change, net of tax, related to our adoption of FIN 46 in Q3 2003.

(7) All share and per share amounts reflect the May 2004 two-for-one stock split of our Common Stock.

GENENTECH, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(in thousands)
(unaudited)

	September 30,	
	2004	**2003**
Selected balance sheet data:		
Cash, cash equivalents and short-term investments	$ 1,760,164	$ 1,387,223
Accounts receivable - product sales, net	570,353	286,160
Accounts receivable - royalties, net	193,650	151,884
Accounts receivable - other, net	88,899	62,707
Inventories	559,920	423,439
Long-term marketable debt and equity securities	1,310,422	1,306,143
Property, plant and equipment, net	1,922,313	1,540,849
Goodwill	1,315,019	1,315,019
Other intangible assets	677,049	827,109
Other long-term assets	776,576	793,104
Total assets	9,377,846	8,376,545
Total current liabilities	1,081,042	786,043
Total liabilities	2,410,280	2,132,499
Total stockholders' equity	6,967,566	6,244,046
Year-to-date:		
Capital expenditures	$ 418,214	$ 211,245
Total GAAP[1] depreciation and amortization expense	259,583	220,926
Less: redemption related amortization expense[3]	(110,952)	(115,758)
Non-GAAP[2] depreciation and amortization expense	$ 148,631	$ 105,168

_____

(1) In accordance with U.S. generally accepted accounting principles (or GAAP).
(2) Non-GAAP amounts exclude amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.
(3) Represents the amortization of other intangible assets related to the 1999 redemption of Genentech's Special Common Stock.